      As filed with the Securities and Exchange Commission on June 9, 1998
                           Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         FORM S-3 REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ACCUMED INTERNATIONAL, INC.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                   DELAWARE                          36-4054899
       -----------------------------             ----------------
      (State or other jurisdiction of            (I.R.S. Employer
       incorporation or organization)           identification no.)

                        900 N. FRANKLIN STREET, SUITE 401
                             CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
       ------------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                PAUL F. LAVALLEE
                             Chief Executive Officer
                           AccuMed International, Inc.
                        900 N. Franklin Street, Suite 401
                             Chicago, Illinois 60610
                                 (312) 642-9200
            --------------------------------------------------------
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    Copy to:
                             JOYCE L. WALLACH, ESQ.
                           AccuMed International, Inc.
                        900 N. Franklin Street, Suite 401
                             Chicago, Illinois 60610
                                 (312) 642-9200
                             Telecopy (312) 642-2985

        Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement.

        If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                                        CALCULATION OF REGISTRATION FEE


                                                           PROPOSED       PROPOSED
                                                            MAXIMUM        MAXIMUM
       TITLE OF                                            AGGREGATE      AGGREGATE
   SECURITIES TO BE                 AMOUNT TO BE             PRICE         OFFERING        REGISTRATION
     REGISTERED                      REGISTERED           PER SHARE(1)      PRICE              FEE
     ----------                      ----------           -----------       -----              ---
Common Stock                       1,683,714 shares        $   3.75     $ 6,313,928        $     1,914
Common Stock
  Underlying Warrants
  and Convertible Preferred        2,355,107 shares        $   3.75     $ 8,831,651        $     2,676

===================================================================
TOTAL                              4,038,821 shares        $   3.75     $15,145,579        $     4,590

-------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on $3.75 per share, the average of the high and low sales prices reported for the Common Stock on June 5, 1998.

PROSPECTUS

                                4,038,821 SHARES
                           ACCUMED INTERNATIONAL, INC.
                                  COMMON STOCK

        This Prospectus relates to 4,038,821 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of AccuMed International, Inc., a Delaware corporation (the "Company" or "AccuMed") of which (i) an aggregate of 641,410 shares (the "Conversion Shares") are underlying Series A Convertible Preferred Stock (the "Convertible Preferred"), (ii) 1,713,697 shares (the "Warrant Shares") are underlying Common Stock Purchase Warrants (the "Warrants"), and 1,683,714 shares are currently outstanding (the "Outstanding Shares", and, together with the Conversion Shares and the Warrant Shares, are collectively referred to as the "Shares"). The Company will not receive any of the proceeds from any sales of the Shares, but will receive aggregate gross proceeds of approximately $8,310,000 if all of the Warrants are exercised to acquire the Warrant Shares for cash at their respective current exercises prices. The Registration Statement of which this Prospectus forms a part has been filed pursuant to the terms of the agreements between the Company and holders of the Outstanding Shares, Warrants and the Convertible Preferred. (Holders of the Shares are collectively referred to as the "Selling Securityholders.") See "Selling Securityholders."

        The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") SmallCap Market under the trading symbol "ACMCD." The Selling Securityholders may, from time to time, sell the Shares at market prices prevailing on Nasdaq at the time of the sale or at negotiated prices (this "Offering") under the terms described under the caption "Plan of Distribution." See "Risk Factors," "Selling Securityholders" and "Plan of Distribution."

        The last reported sale price for the Common Stock on June 5, 1998, as reported on the Nasdaq, was $3.63 per share.

        THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 11.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

        No underwriting commissions or discounts will be paid by the Company in connection with this Offering. Estimated expenses payable by the Company in connection with this Offering are approximately $24,000.

             This date of this Prospectus is ________________, 1998.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements contained in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: the Company's history of losses and uncertainty of profitability; the uncertainty of market acceptance of the Company's products; the Company's limited sales, marketing and distribution experience and dependence on distributors; the Company's highly competitive industry and rapid technological change within such industry; the Company's ability to obtain rights to technology and obtain and enforce patents and other proprietary rights; the Company's ability to commercialize and manufacture products; the results of clinical studies; the results of the Company's research and development activities; the business abilities and judgment of the Company's personnel; the availability of qualified personnel; changes in, or failure to comply with, governmental regulations; the ability to obtain adequate financing in the future; general and business conditions; and other factors referenced in this Prospectus. See "Risk Factors."


                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices: New York Regional Office, 7 World Trade Center, Room 1400, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, including the Company, at http://www.sec.gov. The Common Stock is quoted on the Nasdaq National Market and reports and other information regarding the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

      Additional information regarding the Company and the securities offered hereby is contained in Registration Statement on Form S-3 (Registration No. 333-_____) of which this Prospectus forms a part, and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies of which may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

      The Company furnishes stockholders with annual reports containing audited financial statements and other periodic reports as the Company may deem to be appropriate or as required by law or the rules of the National Association of Securities Dealers, Inc.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference herein and shall be deemed to be a part hereof:

(1)  The Company's Annual Report on Form 10-K for the year ended December 31,
     1997.

(2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(3) The description of the Common Stock contained in the Company's Amendment No. 1 to Registration Statement on Form 8-A/A filed with the Commission on January 2, 1996.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits and other information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests for such documents should be directed to AccuMed International, Inc., located at 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, Attn: Leonard R. Prange, Chief Financial Officer and Chief Operating Officer, telephone (312) 642-9200.


        The following are trade names and trademarks of the Company: alamarBlue(TM), the "AccuMed" logo and name, AcCell(TM), TracCell(TM), MacroVision(TM), Sensititre(TM), SensiTouch(TM), ARIS(TM), AutoReader(TM), AutoInnoculator(TM) Relational Cytopathology Reference Guide(TM),
FluoreTone(TM), MacCell(TM), SpeciFind(TM), Accuzone(TM), AcCell Savant(TM) and "and you thought you'd seen it all" (TM).

        The Company's address is 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, and its telephone number is (312) 642-9200.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, including information under "Risk Factors," and the financial statements incorporated be reference herein. Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

                                   THE COMPANY

BACKGROUND

        AccuMed International, Inc. was incorporated in California in June 1988 under the name Alamar Biosciences, Inc. Prior to December 29, 1995, the Company was engaged in developing, manufacturing and marketing microbiology products, including alamarBlue(TM) and certain diagnostic test kits under the name Alamar. AccuMed, Inc., an Illinois corporation, was formed in February 1994 and was engaged in researching and developing cytopathology products. Effective January 1995, AccuMed, Inc. acquired the Sensititre microbiology business by purchasing certain assets of a division of Radiometer America, Inc. and purchasing from Radiometer (UK) Limited all of the shares of Sensititre Limited, an English registry company (renamed AccuMed International Limited, "Sensititre," and collectively, such businesses are referred to as "AccuMed, Inc."). On December 29, 1995, AccuMed, Inc. merged with and into the Company (the "Merger"). The Company then changed its name to AccuMed International, Inc., reincorporated under Delaware law and changed its fiscal year end from September 30 to December 31.

        On October 15, 1996, the Company acquired a two-thirds interest in Oncometrics Imaging Corp., a company continuing under the laws of the Yukon Territory, Canada ("Oncometrics"). Oncometrics was formed in 1995 as a wholly-owned subsidiary of Xillix Technologies Corp. to complete the development of an automated instrument designed to be used in the detection, diagnosis and prognosis of early-stage cancer by measuring the DNA in cells on microscope slides.

        On October 15, 1996, the Company also acquired all the outstanding shares of common stock (the "RADCO Stock") not already owned by the Company of RADCO Ventures, Inc., a Delaware corporation ("RADCO"), at which time RADCO became a wholly-owned subsidiary of the Company. RADCO was formed in March 1996, for the purpose of developing a diagnostic microbiology test panel and automated reading instrument known as FluoreTone(TM). RADCO was merged with and into the Company effective November 15, 1996, at which time RADCO ceased to exist as a separate corporate entity.

        On March 3, 1997, the Company acquired the ESP(TM) Culture System II product line (the "ESP Product Line") for a total purchase price of $6,000,000 in cash. This acquisition consisted of accounts receivable, inventories, production equipment and a portfolio of rental instruments used tod detect microorganisms in blood cultures. The purchase price was ultimately funded by an $8,500,000 private placement of convertible debt and warrants to purchase 850,000 shares of Common Stock.

        On March 5, 1998, the Company announced that the Board of Directors has authorized management to seek buyers for the Company's microbiology business. The Company has received proposals from parties interested in acquiring the microbiology business. However, currently there is no agreement to sell the microbiology business. Consumation of any such sale would be subject to certain conditions, including stockholder approval.

        On May 19, 1998, stockholders approved an amendment to the Company's Certificate of Incorporation to effect a one-for-six reverse stock split on the Common Stock. Such reverse stock split be came effective at the opening of trading on May 21, 1998.

        On May 27, 1998, the Company announced a letter of intent with Xillix Technologies Corp. ("Xillix") pursuant to which the Company has agreed to purchase from Xillix the one-third equity interest in Oncometrics not currently owned by the Company. Terms of the transaction have not been publicly disclosed as of the date of this Prospectus. Consummation of the transaction remains subject to customary requirements such as completion of definitive documentation.

THE BUSINESS

        The Company designs, manufactures and markets diagnostic screening products for clinical diagnostic laboratories serving the cytopathology and microbiology markets. The Company's primary focus is on the development of cytopathology products that support the review and analysis of Pap smears in order to improve the quality of cell analysis and increase accuracy and productivity in the laboratory. The Company commenced sales of its initial cytopathology product, the AcCell(TM) Cytopathology System, an automated slide handling, data management system and microscopy workstation, at the end of the first quarter of 1996. The TracCell(TM) 2000 Slide Mapping System (the "TracCell
2000) is a slide mapping system that automatically creates a computerized map that excludes empty space and certain non-clinically relevant portions of the specimen to permit a more efficient analysis of the slide. A human screener then reviews the mapped specimen through an AcCell microscopy workstation. In August 1997, the United States Food and Drug Administration (the "FDA") granted the Company clearance to market the TracCell 2000 in the United States pursuant to a pre-market notification under Section 510(k) under the United States Food, Drug and Cosmetic Act.

        In May 1997, the Company entered into an agreement with Leica Microscopy and Systems GmbH, a leader in precision microscopy and imaging technology ("Leica"), pursuant to which Leica has exclusive third party distribution rights to the AcCell 2000 and 2001 Systems outside the Western Hemisphere. Leica also has a right of first refusal and negotiation to be the exclusive distributor outside the Western Hemisphere of future cytopathology products developed by the Company. The Company presently markets the AcCell systems and TracCell in the United States through its direct sales force. From May 1996 until September 1997, the Company had granted Olympus America exclusive third party distribution rights to the AcCell 2000 and 2001 Systems in the Western Hemisphere. In September 1997, the Company and Olympus entered into an amendment to terminate the original agreement and permit Olympus to require the Company to repurchase up to six AcCell systems per month from Olympus' inventory beginning in October 1997 at the original purchase price.

        On April 30, 1998, the Company entered into a five-year Finders Agreement with Sunquest Information Systems, Inc. which sells proprietary laboratory information system software ("Sunquest"). Pursuant to the Finders Agreement, Sunquest has the right to market, in collaboration with the Company, licenses for the Company's AcCell, TracCell, SpeciFind and Data Management System (DMS)/network software products to Sunquest software endusers in the United States and Canada.

        The Company also develops, manufactures and markets in vitro diagnostic clinical microbiology products for the human clinical laboratory, veterinary and pharmaceutical markets. In March 1997, the Company acquired certain assets relating to the ESP Culture System II product line (the "ESP Product Line") from Difco Microbiology Systems, Inc., a Michigan corporation ("Difco"), consisting of disposables, software and instruments for the growth and detection of microorganisms in blood cultures, sterile body fluids and mycobacteria samples. The Company offers the microbiology laboratory a variety of FDA-cleared products, under the SensititreTM name, for the minimum inhibitory concentration and identification ("MIC/ID") testing of bacteria suspected of causing infections and for measuring the susceptibility of such bacteria to different types and concentrations of antibiotics. The Company's microbiology products include disposable test kits and a range of automated instruments. In September 1996, the Company entered into an agreement with Fisher Scientific Company ("Fisher"), a leading distributor of clinical laboratory products, pursuant to which Fisher has been granted exclusive rights to distribute the Company's Sensititre human clinical microbiology products in the United States. The Company also markets alamarBlue(TM), a proprietary, non-toxic indicator reagent that measures cell growth for in vitro testing. The Company has develop a prototype instrument named AccuZoneTM, an automated instrument designed to read the results of a Kirby-Bauer method susceptibility test. The Company is conducting limited development work on Fluoretone, a diagnostic microbiology test panel and an automated reading instrument. There can be no assurance that any such products will be successfully developed or marketed. See "--Recent Developments--Possible Sale of Microbiology Business."


        For additional information regarding the Company's products, competition and intellectual property, see "Risk Factors--Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products;" "--Technological Change and Competition; "--Delayed or Unsuccessful Product Development"; "--Government Regulation;" and "--Protection of Intellectual Property."

        The Company's principal executive offices are located at 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, and its telephone number is
(312) 642-9200.



                                              THE OFFERING


Securities offered............              4,038,821 shares of Common Stock offered by the Selling
                                            Securityholders.
Common Stock outstanding
  after the Offering (1)......              7,700,316  shares (which assumes the exercise of Warrants and conversion of Convertible Preferred to acquire an aggregate of 2,355,107
                                            Warrant Shares and Conversion Shares to be sold in the Offering).

Use of Proceeds...............              The Company will not receive any proceeds from the sale of the Common
                                            Stock by the Selling Securityholders.  Aggregate proceeds to the
                                            Company of approximately $8,310,000 pursuant to exercises of Warrants by the Selling Securityholders, if all the Warrants are exercised, will be used by the Company for general corporate purposes, including research and development, sales and marketing, manufacturing equipment and facilities and working capital.

Nasdaq SmallCap
Market Symbol................               ACMCD

-----------------------------

(1) Based upon shares outstanding at June 1, 1998 (of which 7,250 shares are subject to forfeiture if certain milestones under a microbiology product development agreement are not achieved. Excludes: (i) an aggregate of 541,653 shares reserved for issuance upon exercise of warrants (other than the Warrants relating to the Warrant Shares) outstanding at June 1, 1998; (ii) an aggregate of 589,275 shares reserved for issuance upon the exercise of stock options outstanding at June 1, 1998; and (iii) an aggregate of 26,000 shares reserved for issuance upon exercise of options available for future grant under the Company's stock option plans. On May 23, 1997, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation increasing the authorized Common Stock from 30,000,000 shares to 50,000,000 shares. On May 19, 1998, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation effecting a one-for-six reverse stock split on the Common Stock which became effective at the opening of trading on May 21, 1998.

                                  RISK FACTORS

        AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS. SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 2 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

        SIGNIFICANT CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL CAPITAL. The Company has expended substantial funds for research and product development, scale-up of manufacturing capacity, marketing and distribution ramp-up, and other working capital and general corporate purposes. Management believes that the Company's existing capital resources and anticipated internally generated revenues will provide sufficient capital to meet the Company's current and projected requirements over the next 12 months.

        The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of manufacturing capacity, the costs, timing and success of the Company's product development efforts, the costs and timing of potential acquisitions, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the progress of commercialization efforts by the Company and its distributors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement matters, and other factors. Additional financing may be required to fund the Company's operations beyond the next 12-month period. If additional financing is needed, the Company may seek to raise additional funds through public or private financings, collaborative relationships or other arrangements. The Company currently has no commitments with respect to sources of additional financing, and there can be no assurance that any such financing sources, if needed, would be available to the Company or that adequate funds for the Company's operations, whether from the Company's revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms satisfactory to the Company. The failure of the Company to obtain adequate additional financing may result in the failure of the Company to repay its obligations under certain indebtedness as they become due and may require the Company to delay, curtail or scale back some or all of its research and development programs, sales and marketing efforts, manufacturing operations, clinical studies and regulatory activities and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing stockholders. See "--Substantial Indebtedness."

        LIMITED RELEVANT OPERATING HISTORY; SIGNIFICANT OPERATING LOSSES; ACCUMULATED DEFICIT; CHARGES ARISING FROM AMORTIZATION OF GOODWILL AND IN-PROCESS RESEARCH AND DEVELOPMENT, ISSUANCE OF CONVERTIBLE NOTES; UNCERTAINTY OF PROFITABILITY. The Company was formed in 1988 under the name Alamar Biosciences, Inc. and was engaged primarily in research and development of microbiology products based on the alamarBlue technology. Prior to the Merger, the Company never realized any significant revenues from product sales. AccuMed, Inc. was incorporated in February 1994 and, effective January 1995, acquired the Sensititre microbiology business. Until such acquisition, AccuMed, Inc. had no revenues and operations consisted of a limited amount of cytopathology research and development. Accordingly, although the Sensititre business had a significant operating history and revenues from sales, AccuMed, Inc., as a separate entity, had very limited operating history prior to the Merger. Upon consummation of the Merger, the operations of the Company and AccuMed, Inc. were combined, and the Company began to develop, manufacture and sell both the alamarBlue and the Sensititre microbiology products and recently (in 1996 and 1997) began to commercialize certain cytopathology products. In March 1997, the Company acquired the ESP Product Line from Difco. The Company has been advised that Difco, and its affiliates Difco Laboratories Incorporated, a Michigan corporation ("Difco Labs Michigan") and Difco Laboratories Incorporated, a Wisconsin corporation ("Difco Labs Wisconsin"), have been engaged in the production of the ESP Product Line since 1992. Accordingly, there is a limited relevant operating history with respect to the ESP Product Line upon which an evaluation of its prospects can be made. Difco was not able to conduct the ESP Business in a profitable manner and the Company has conducted the ESP Business in a profitable manner for only a limited time. Thus, the Company has a limited relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in a continually evolving industry with an increasing number of market entrants and intense competition as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of new products based on innovative technology.

        The Company has incurred significant net operating losses in each fiscal quarter since its inception. For the fiscal year ended December 31, 1997, and for the three-month period ended March 31, 1998, the Company's net losses were approximately $16.9 million and $2.8 million, respectively. As of March 31, 1998, the Company had an accumulated deficit of approximately $54.1 million. Losses are expected to continue for the foreseeable future until such time, if ever, as the Company is able to attain sales levels sufficient to support its operations. There can be no assurance that the Company will be able to implement successfully its operating strategy, generate increased revenues or ever achieve profitable operations. See "- Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products."

        During the first quarter of 1997, certain contingencies were satisfied with respect to 940,955 shares of Common Stock and warrants to purchase 63,472 shares of Common Stock issued in connection with the Merger. As a result, approximately $3.6 million, the fair market value of such securities at the date on which such contingencies were satisfied were recorded as goodwill associated with the Merger and charged off in its entirety to operations during the three months ended March 31, 1997 as an impaired asset.

        The Company's acquisition of a two-thirds equity interest in Oncometrics was accounted for under the purchase method of accounting, resulting in approximately $1.6 million of acquired in-process research and development and approximately $1.1 million of purchased technology. The $1.1 million of purchased technology will be amortized over its useful life of ten years and the $1.6 million of acquired in-process research and development was written off as a charge to earnings in the last quarter of 1996.

        The Company's acquisition of all of the outstanding shares of Common Stock not previously owned by the Company of RADCO for an aggregate cost to the Company of $1.4 million also included approximately $800,000 of acquired in-process research and development. Amounts recorded as acquired in-process research and development for the RADCO acquisition were written off as a charge to earnings in the last quarter of 1996.

        Issuance of Convertible Notes in the aggregate principal amount of $8.5 million during the first quarter of 1997 at a conversion rate of $0.50 less than the market price at the time of issuance resulted in recognition of a discount of $1.9 million recorded against such notes at the date of issuance. Such notes were first convertible during the second quarter of 1997, which resulted in such $1.9 million being written off as a non-cash charge against earnings during such quarter.

        SUBSTANTIAL INDEBTEDNESS. On March 14, 1997, the Company issued three-year, 12% Convertible Promissory Notes due 2000 in the aggregate principal amount of $8.5 million (the "Convertible Notes"). On February 23, 1998, the Company consummated the exchange (the "Note Exchange") of $5,275,000 in principal amount of the Convertible Notes together with the right to receive an aggregate of $329,030 in accrued and unpaid interest thereon for (i) 1,245,340 shares of Series A Convertible Preferred Stock convertible into 4,981,360 shares of Common Stock, and (ii) 1,245,340 five-year warrants (the "Exchange Warrants") each exercisable to purchase one share of Common Stock at an exercise price of $1.125 per share. The balance of $3,225,000 of Convertible Notes remain outstanding and unaffected by the Note Exchange. The Convertible Notes, which are unsecured, accrue interest at a rate of 12% per annum due semi-annually in arrears on February 15 and August 15 while they remain outstanding. If the Company defaults on its obligation to pay interest when due, the interest rate would increase to 16% during such default and the noteholders would be entitled to accelerate the Convertible Notes and demand payment of the entire principal amount then outstanding in addition to accrued and unpaid interest. Acceleration of the Convertible Notes would have a material adverse effect on the Company's financial position.

        The Company borrowed an aggregate of $4.5 million pursuant to an equipment loan in September 1997 and in October 1997 entered into a working capital revolving credit facility allowing for maximum borrowing of $4.0 million (the "Transamerica Debt"), in each case from Transamerica Business Credit Corporation ("Transamerica"). The Transamerica Debt is secured by a first priority lien against virtually all of the Company's assets. The Transamerica Debt requires substantial payments of interest and principal. Failure of the Company to pay such obligations as they become due would entitle Transamerica to accelerate all principal and interest under the Transamerica Debt. The Company does not have sufficient funds to repay such accelerated principal and interest, which would entitle Transamerica to foreclose on all assets of the Company, except for certain stock in foreign subsidiaries and certain royalty payments. Foreclosure on such assets would require the Company to cease its operations. The terms of the Transamerica Debt contain various restrictive covenants that limit the manner in which the Company may conduct its affairs, including its ability to obtain additional funds through incurrence of debt or sale of assets. See "--Significant Capital Requirements; Need for Additional Capital."

        CONVERTIBLE NOTES AND CONVERTIBLE PREFERRED RANK SENIOR TO COMMON STOCK. The Convertible Notes are senior indebtedness of the Company and are pari passu with the Company's indebtedness to Transamerica Business Credit Corporation ("Transamerica") and all other indebtedness of the Company, including the Company's trade debt. However, the Company's indebtedness to Transamerica is secured by a lien on substantially all of the Company's assets. Therefore, if the Company were to liquidate, proceeds from the sale of assets would be applied first to satisfy the Company's obligations to Transamerica ($5,039,235 at June 1, 1998, and potentially a prepayment premium). The remaining proceeds, if any, would then be applied to satisfy the Convertible Notes and all other outstanding indebtedness of the Company, including trade debt (on a pro rata basis if the proceeds remaining after satisfaction of the Transamerica Debt were insufficient to satisfy fully such obligations). Any proceeds remaining after full satisfaction of all indebtedness of the Company would be applied to satisfy the liquidation preference of the Series A Convertible Preferred (the "Convertible Preferred") and other preferred stock of the Company, if any is then outstanding, which has parity as to liquidation preference with the Convertible Preferred (on a pro rata basis if such remaining proceeds were insufficient to satisfy fully such liquidation preferences). There can be no assurances that any proceeds would remain for distribution to holders of Common Stock following satisfaction of such indebtedness and liquidation preferences.

        UNCERTAINTY OF MARKET ACCEPTANCE AND INITIAL INVESTMENT IN CYTOPATHOLOGY PRODUCTS. The Company has generated limited revenues from the sale of its cytopathology products to date. The Company's success, growth and profitability will depend primarily on market acceptance of the AcCell System 2000 and 2001 and the TracCell 2000 for use in connection with cervical cancer screening by cytopathology laboratories. Market acceptance will depend on the Company's ability to demonstrate to such laboratories that the limitations associated with conventional Pap smear screening and analysis can be cost effectively addressed by its products. There can be no assurance that the Company can demonstrate that the high initial cost of equipping existing laboratories with the AcCell System 2000 and the TracCell 2000 will be offset by a reduction in costs associated with increased efficiency and decreased malpractice liability risks resulting from more accurate diagnoses, better data management capability and better documentation of slide review procedures. The Company believes that many clinical laboratories offer Pap smear tests at lower gross margins than other tests in order to receive orders for other, higher margin, laboratory tests. As a result, clinical laboratories may be reluctant or unwilling to accept the additional costs related to installing and utilizing the AcCell System and the TracCell 2000. Furthermore, clinical laboratories have recently been presented with a variety of new products claimed to improve the cervical cancer screening process either through changing the slide preparation method, automating the re-examination or rescreening of conventional specimens previously diagnosed as negative or rescreening such specimens using reagents to detect certain RNA/DNA hybrid cells claimed to indicate the presence of cervical cancer. This proliferation of competing claims, products and approaches to cervical cancer screening may cause market confusion which could result in a laboratory maintaining its current equipment and practices or delaying a decision of whether to purchase the Company's products or a competing product. See "-- Technological Change and Competition."

        LIMITED SALES, MARKETING AND DISTRIBUTION EXPERIENCE; DEPENDENCE ON THIRD-PARTY DISTRIBUTORS. In order for the Company to increase revenues and achieve profitability, the Company's products, particularly its current and proposed cytopathology products, must achieve a significant degree of market acceptance. The Company has only limited experience marketing and selling its cytopathology products. The Company intends to distribute its cytopathology and human clinical microbiology products both directly through its internal sales force and through a limited number of distributors. In 1996, the Company entered into its initial distribution arrangement and commenced direct sales efforts with respect to cytopathology products. Pursuant to a five-year distribution agreement (commencing May 1997), Leica has been granted exclusive third-party distribution rights outside the Western Hemisphere for the AcCell Systems and has a right of first negotiation with respect to TracCell 2000 and other future cytopathology products. In September 1997, the Company and Olympus terminated the distribution agreement entered into in May 1996 which had granted Olympus exclusive distribution rights for the AcCell Systems in the Western Hemisphere. While the agreement was in effect, Olympus sold very few AcCell Systems to end-users. Furthermore, the Company has agreed to repurchase up to six AcCell Systems per month, beginning in October 1997, from Olympus' inventory.

        On April 30, 1998, the Company entered into a five-year Finders Agreement with Sunquest Information Systems, Inc. which sells proprietary laboratory information system software ("Sunquest"). Pursuant to the Finders Agreement, Sunquest has the right to market, in collaboration with the Company, licenses for the Company's AcCell, TracCell, SpeciFind and Data Management System (DMS)/network software products to Sunquest software endusers in the United States and Canada.

        With respect to human, clinical microbiology products marketed under the Sensititre trade name, the Company has entered into an exclusive, four-year distribution agreement (commencing September

1996) for the United States with Fisher Scientific. In December 1996, the Company entered into a Manufacturing and License Agreement with Salcom S.r.l. ("Salcom") pursuant to which Salcom has been granted certain exclusive rights in and to technology and related trade secrets, know-how and patent rights relating to alamarBlue(TM) (the "Licensed Technology") to manufacture and distribute the Company's alamarBlue(TM) microbiology products in parts of Europe and Japan. Salcom is obligated to pay royalties to the Company on net sales of any product which encompasses or incorporates the Licensed Technology until September 30, 1999, subject to certain conditions and restrictions.

        The Company will be required to enter into additional distribution arrangements in order to achieve broad distribution of its products. There can be no assurance that the Company will be able to maintain its current distribution arrangements or that the Company will be able to enter into and maintain arrangements with additional distributors on acceptable terms, or on a timely basis, if ever. The Company will be dependent upon these distributors to assist it in promoting market acceptance of and demand for its products. In addition, because the Company intends to rely on a limited number of distributors, sales to these distributors could account for a significant portion of the Company's revenues. There can be no assurance that these distributors will devote the resources necessary to provide effective sales and marketing support to the Company. In addition, the Company's distributors may give higher priority to the products of other medical suppliers or their own products, thus reducing their efforts to sell the Company's products. If any of the Company's distributors becomes unwilling or unable to promote, market and sell its products, the Company's business, financial condition and results of operations would be materially adversely affected. Further, Leica and Fisher Scientific are the exclusive distributors of the respective products in the respective territories covered by the Company's agreements with such distributors, and other distributors also may be granted exclusive distribution rights. To the extent any exclusive distributor fails to adequately promote, market and sell the Company's products, the Company may not be able to secure a replacement distributor until after the term of the distribution contract is complete or until such contract can otherwise be terminated.

      LIMITED NUMBER OF CYTOPATHOLOGY CUSTOMERS. Due in part to a recent trend toward consolidation of clinical laboratories, the Company expects that the number of potential domestic customers for its cytopathology products will decrease. Due to the relative size of the largest U.S. laboratories, it is likely that a significant portion of the sales of the AcCell System and the TracCell 2000 will be concentrated among a relatively small number of customers. In order to promote acceptance in the market, the Company will need to foster an awareness of and acceptance by these potential customers of the AcCell System and the TracCell 2000 and of the benefits of such systems over current methods. The Company's dependence on sales to large laboratories may strengthen the purchasing leverage of these potential customers. There can be no assurance that the Company will be successful in selling its products, or that any such sales will result in sufficient revenue to allow the Company to become profitable.

      UNCERTAINTY OF PROFITABLE CYTOPATHOLOGY MANUFACTURING; RELIANCE ON THIRD-PARTY MICROBIOLOGY MANUFACTURING. The Company has developed the AcCell System 2000 manufacturing system and marketing and sales of the AcCell System 2000 began in 1996. The Company is also currently developing the manufacturing processes for the TracCell 2000. There can be no assurance that the Company will be able to sell sufficient numbers of systems or develop volume manufacturing processes that will lead to the cost-effective manufacture of the AcCell System 2000 or the TracCell 2000. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.

      PROTECTION OF INTELLECTUAL PROPERTY; POSSIBLE INFRINGEMENT OF THIRD-PARTY PATENT. The Company relies on a combination of patents, licensing arrangements, trade names, trademarks, trade secrets, know-how and proprietary technology and policies and procedures for maintaining the secrecy of trade secrets, know-how and proprietary technology in order to secure and protect its intellectual property rights. Two of the Company's patent applications have been granted as of the date of this Prospectus, and several other applications remain pending or are in development.

        The Company has been issued a Great Britain patent and has filed or been assigned 14 U.S. patent applications and eight foreign patent applications covering certain aspects of its cytopathology products. The Company has been issued two U.S. patents and has filed or been assigned two U.S. patent applications, one Japanese patent application and one Canadian patent application related to its microbiology products. The Company has been assigned one U.S. patent related to the ESP Product Line and one U.S. and two European patent applications related to such issued patent, as well as one additional U.S. patent application relating to the ESP Product Line. The Company holds certain licenses on several U.S. and foreign patents and other intellectual property rights regarding aspects of the technology embodied in the Sensititre(TM) product line and is the licensee of certain automated cell analysis technology. The Company holds a U.S. patent and has received a notice of intent to grant a European patent relating to a portion of the alamarBlue microbiology technology. However, subsequently BioMerieux (one of the Company's competitors) filed an Opposition to the grant of such European patent. The Company filed its response to such Opposition in November 1997. There can be no assurance that such Opposition will be overcome and that such European patent will issue.

        The Company is continuing to prepare additional patent applications. Since patent applications in the United States are maintained in secrecy until patents issue, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that the Company or another relevant patent applicant was the first creator of inventions covered by pending patent applications or that such persons were the first to file patent applications for such inventions. Protections relating to portions of such technology may be challenged or circumvented by competitors and other portions may be in the public domain or protectable only under state trade secret laws. There also can be no assurance that any patents, patent applications and patent licenses will adequately cover the Company's technologies.

        The Company owns two U.S. trademark registrations for the trademark "Sensititre," and owns "ESP," "EZ DRAW," and "EZ VIEW," and has filed U.S. trademark applications for the trademarks "AcCell," "MacCell," "FluoreTone," "INSIGHT," "SpeciFind," "Relational Cytopathology Review Guide," "MacroVision," "Pathos," "AcCell Savant," "And you thought you'd seen it all" and "TracCell." The Company may file additional U.S. and foreign trademark applications in the future. However, no trademark registrations have yet been granted to the Company, and there can be no assurance that any such registrations will be granted. In addition, there can be no assurance that third parties have not or will not adopt or register marks that are the same or substantially similar to those of the Company, or that such third parties will not be entitled to use such marks to the exclusion of the Company. Selecting new trademarks to resolve such situations could involve significant costs, including the loss of goodwill already gained by the marks previously used.

        The Company relies for protection of its trade secrets, know-how and proprietary technology on nondisclosure and confidentiality agreements with its employees, consultants, distributors, suppliers, researchers and advisors. There can be no assurance that such agreements will provide meaningful protection for the Company's trade secrets, know-how or proprietary technology in the event of any unauthorized use or disclosure of such information. In addition, others may obtain access to, or independently develop, technologies or know-how similar to that of the Company.

        There can be no assurance that the Company's patents, patent applications, patent licenses, trademarks and trade secret protections will adequately protect the Company from potential infringement or misappropriation by third parties. Historically, the Company has been required to undertake costly litigation to enforce its intellectual property rights. Although the Company is not currently aware of any potential infringement, future litigation by the Company may be necessary to enforce its patent rights, as well as to protect its trade secrets, know-how and proprietary technology, or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company.

        The Company's success will also depend on its ability to avoid infringement of patent or other proprietary rights of others. The Company is not aware that it is infringing any such rights of a third party, nor is it aware of proprietary rights of others for which it will be required to obtain a license in order to develop its products.

        However, on February 20, 1998, Akzo Nobel ("Akzo") notified the Company that Akzo believes that the Company is infringing on an Akzo patent by manufacturing and selling ESP instruments. The Company believes that it is not infringing the Akzo patent. However, there can be no assurances the Company would prevail if Akzo were to file patent infringement litigation against the Company. There can be no assurance that the Company is not infringing the proprietary rights of others, or that the Company will not be required to defend itself against claimed infringement of the rights of others. Adverse determinations in any such litigation could subject the Company to significant liability to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products or technologies, any of which could have a material adverse effect on the Company.

     TECHNOLOGICAL CHANGE AND COMPETITION. The Company's AcCell System and TracCell 2000, which received FDA clearance for marketing in the United States in August 1997, face competition from companies that have developed or may be developing competing systems. The Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of two companies that currently market imaging systems to re-examine or rescreen conventional Pap smear specimens previously diagnosed as negative as well as two companies that are developing devices for the preparation and analysis of Pap smear slides. The Company is aware that at least one such company has submitted an imaging system for use as a primary means of screening Pap smear slides under a pre-market approval application (a "PMA") to the FDA under the United States Food, Drug and Cosmetic Act (the "FD&C Act"). Another company markets a manual rescreening test claimed to detect the presence of cervical cancer using reagents to detect certain RNA/DNA hybrid cells. If any company currently marketing rescreening products receives FDA clearance or approval for use of its product as a primary screening system to replace or work in conjunction with conventional Pap smear screening or if automated analysis systems are developed and receive FDA clearance or approval, the use of conventional Pap smear screening could be substantially affected and the Company's business, financial condition and results of operations could be materially adversely affected.

        The market for the Company's current and, if developed, proposed microbiology products is highly competitive, and the Company competes with numerous well-established foreign and domestic companies, most of which possess substantially greater financial, technical, marketing, personnel and other resources than the Company and have established reputations for success in the development, sale and service of manual and/or automated in vitro diagnostic testing products. A significant portion of the MIC/ID testing market in the United States is controlled by two companies, MicroScan, Inc., a wholly-owned subsidiary of Dade International, Inc. ("MicroScan"), and bioMerieux Vitek, a division of bioMerieux, a French company ("bioMerieux Vitek"). The ESP Product Line faces competition from companies that have developed or may be developing competing product lines. The Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of at least two other companies (including Becton, Dickinson and Company), that currently produce and market products similar to the ESP Product Line.

        The medical diagnostics industry is characterized by rapid product development and technological advances. There can be no assurance that other technologies or products that are functionally similar to those of the Company are not currently available or under development, or that other companies with expertise and resources that would encourage them to attempt to develop and market competitive products will not develop new products that compete directly with the Company's products. The Company's products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances of the Company's current or potential competitors, or by other approaches. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition, including the development and commercialization of new products and technology, will not have a material adverse effect on the Company's business, financial condition and results of operations.

        DELAYED OR UNSUCCESSFUL PRODUCT DEVELOPMENT. The Company's growth and profitability will depend, in part, upon its ability to complete development of and successfully introduce new products. The Company will likely be required to undertake time-consuming and costly development activities and seek regulatory approval for new products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, that regulatory clearance or approval of these or any new products will be granted on a timely basis, if ever, or that the new products will adequately meet the requirements of the applicable market or achieve market acceptance. The completion of the development of any of the Company's products under development remains subject to all the risks associated with the commercialization of new products based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development or the abandonment of such products. Consequently, there can be no assurance that any of the Company's products under development will be successfully developed or manufactured or, if developed and manufactured, that such products will meet price or performance objectives, be developed on a timely basis or prove to be as effective as competing products. The inability to successfully complete development of a product or application, or a determination by the Company, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which the Company has made significant capital expenditures, could have a material adverse effect on the Company's business, financial condition and results of operations and could cause the Company to reassess its business strategy. Such reassessment could lead to changes in the Company's overall business plan, including the relative emphasis on current, as well as future, products. See "- Government Regulation."

        GOVERNMENT REGULATION. The Company's products and manufacturing processes are regulated by state and federal authorities, including the FDA and comparable authorities in certain states and other countries. Failure to comply with the FD&C Act and any applicable regulatory requirements can result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

        United States regulatory requirements promulgated under the FD&C Act provide that many of the Company's products may not be shipped in interstate commerce without prior authorization from the FDA. Such authorization is based on a review by the FDA of the product's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a 510(k) Notification or a PMA. The process of obtaining marketing clearance from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to the receipt of regulatory approval.

        A 510(k) Notification, among other things, requires an applicant to show that its products are "substantially equivalent" in terms of safety and effectiveness to existing products that are currently permitted to be marketed. An applicant is permitted to begin marketing a product as to which it has submitted a 510(k) Notification at such time as the FDA issues a written finding of substantial equivalence. Requests for additional information may delay the market introduction of certain of an applicant's products and, in practice, initial clearance of products often takes substantially longer than the FDA pre-market notification review period of 90 days.

        A PMA consists of the submission to the FDA of information sufficient to establish independently that a device is safe and effective for its intended use. A PMA must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. By statute, the FDA is required to respond to a PMA within 180 days from the date of its submission; however, the approval process usually takes substantially longer, often as long as several years. During the review period, the FDA may conduct extensive reviews of the Company's facilities, deliver multiple requests for additional information and clarifications and convene advisory panels to assist in its determination.

        FDA marketing clearances, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

        Under current interpretation of FDA regulations, marketing of the AcCell 2000 in the United States does not require FDA marketing clearance. Marketing of the TracCell 2000 in the United States, however, does require pre-marketing clearance by the FDA, which clearance was granted to the Company in August 1997.

        Under current interpretation of FDA regulations, marketing of the Company's MIC/ID microbiology products in the United States requires FDA marketing clearance through the 510(k) Notification process. With respect to the Company's MIC/ID testing products, 510(k) Notifications must be filed and cleared with respect to each antibiotic used. The Company may submit applications to add individual antibiotics to those previously cleared as the market warrants. However, there can be no assurance that clearances will continue to be obtained or that obtained clearances will not be withdrawn.

        At the current time, alamarBlue is marketed for use in the industrial and research markets and therefore does not require FDA marketing clearance. The FDA could change its interpretation of the regulations and require a 510(k) Notification or PMA submission which, if pursued, may not be cleared, and may contain certain significant limitations on the intended uses for which the product is marketed.

        Marketing in the United States of the Company's products under development may require additional FDA clearances. For example, the Company's proposed automated pre-screening, specimen mapping workstation, the TracCell 2500, if developed, may not be sold in the United States unless and until the Company has obtained FDA marketing clearance, either through a 510(k) Notification or a PMA. In addition, marketing of the Company's proposed KB Reader and other proposed microbiology products, if developed, is likely to require FDA clearance through 510(k) Notifications. The Company is currently conducting research and development with respect to such products and has not yet begun clinical trials. There can be no assurance that any such products will be developed or, if developed, that such products will be cleared for marketing by the FDA or other applicable regulatory authorities or, if such clearance is received, that such marketing clearance will not be withdrawn.

        Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain clearance by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance generally are subject to both FDA certificate for product for export regulations and, in some cases, general U.S. export regulations. In order to obtain a FDA export permit, the Company may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. No assurance can be given that foreign regulatory clearances will be granted on a timely basis, if ever, or that the Company will not be required to incur significant costs in obtaining or maintaining its foreign regulatory clearances.

        The Company intends to seek ISO 9001 qualification, an international manufacturing quality standard. The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association and is required to be affixed to all medical devices sold in the European Union. The AcCell 2000 is certified as complying with CE mark requirements. However, no assurance can be given that the Company will obtain the CE mark for any proposed products or satisfy ISO 9001 standards, or that any product that the Company may develop or commercialize will obtain the CE mark or will obtain any other required regulatory clearance or approval on a timely basis, if ever.

        The Company is subject to certain FDA registration, record-keeping and reporting requirements, and certain of the Company's manufacturing facilities are obligated to follow FDA Quality System Regulation and are subject to periodic FDA inspection. Any failure to comply with Quality System Regulation or any other FDA or other government regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

        In July 1996, the Company received from the FDA a warning letter regarding certain procedures used in connection with the manufacture of its microbiology products at the Sensititre facility in the United Kingdom. In such letter, the FDA stated that the Company manufactured sterile products at such facility and was not in compliance with Quality System Regulations relating to the manufacture of sterile products. On August 7, 1996, the Company submitted a written response to the FDA asserting that the products manufactured at the Sensititre facility are not sterile. The FDA has acknowledged in writing that the products are not represented as sterile and accepted the Company's Quality System Regulation responses as adequate.

The FDA has indicated that it will verify the Company's implementation during its next inspection and that import of the Company's devices will be permitted to continue.

        Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. The Company cannot predict what material impact, if any, such changes might have on its business. Future changes in regulations or enforcement policies could impose more stringent requirements on the Company, compliance with which could adversely affect the Company's business. Such changes may relax certain requirements, which could prove beneficial to the Company's competitors and thus adversely affect the Company's business. In addition, regulations of the FDA, including Quality System Regulation, and state and foreign laws and regulations, depend heavily on administrative interpretations, and there can be no assurance that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect the Company.

        In addition to the regulations directly pertaining to the Company and its products, many of the Company's existing and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of the Company's customers could have a material adverse effect on the Company's business, financial condition and results of operations.

        There can be no assurance that the Company will be able to obtain necessary regulatory clearances in the United States or internationally on a timely basis, if ever. Delays in the receipt of, or failure to receive, such clearances, the loss of previously received listings or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

        DEPENDENCE ON SUPPLIERS. Certain key components and raw materials used in the manufacturing of the Company's products are currently obtained from single vendors. Although the Company believes that alternative sources for such components and raw materials are available, any supply interruption in a single-sourced component or raw material would have a material adverse effect on the Company's ability to manufacture products until a new source of supply were qualified. There can be no assurance that the Company would be successful in qualifying additional sources on a timely basis, if ever. Failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an uncorrected impurity or a supplier's variation in a raw material, either unknown to the Company or incompatible with the Company's manufacturing process, could have a material adverse effect on the Company's ability to manufacture certain of its products.

        DEPENDENCE ON KEY EMPLOYEES. The Company believes that its success will depend to a significant extent upon the efforts and abilities of a small group of executive, scientific and marketing personnel. The loss of the services of one or more of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified scientific and management personnel who are in great demand. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

        POTENTIAL FLUCTUATIONS IN FUTURE QUARTERLY RESULTS. The Company expects that its operating results will fluctuate significantly from quarter to quarter in the future and will depend on various factors, many of which are outside the Company's control. These factors include the success of the marketing efforts of the

Company and its distribution partners, the likelihood, timing and costs associated with obtaining necessary regulatory clearances or approvals, the timing and level of expenditures associated with expansion of sales and marketing activities and overall operations, the Company's ability to cost effectively expand manufacturing capacity and maintain consistently acceptable yields, the timing of establishment of strategic distribution arrangements and the success of the activities conducted under such arrangements, changes in demand for the Company's products, order cancellations, competition, changes in government regulation and other factors, the timing of significant orders from and shipments to customers, and general economic conditions. These factors are difficult to forecast, and these or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

        Fluctuations in quarterly demand for products may adversely affect the continuity of the Company's manufacturing operations, increase uncertainty in operational planning, disrupt cash flow from operations and increase the volatility of the Company's stock price. The Company's expenditures are based in part on the Company's expectations as to future revenue levels and to a large extent are fixed in the short term. If revenues do not meet expectations, the Company's business, financial condition and results of operations could be materially adversely affected. The Company believes that period to period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. As a result of the foregoing factors, it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.

        TEMPORARY EXEMPTION ON NASDAQ SMALLCAP LISTING; POSSIBLE DELISTING OF COMMON STOCK FROM NASDAQ; RISKS RELATING TO LOW-PRICE STOCKS. From October 1996 until February 19, 1998, the Common Stock traded on The Nasdaq National Market under the symbol "ACMI." Due to the Company's failure to meet the continued listing requirements of the Nasdaq National Market, Nasdaq moved trading of the Common Stock to The Nasdaq SmallCap Market under the symbol "AMCIC" on February 19, 1998, pursuant to a temporary exemption from the initial listing requirements.

        On November 14, 1997, Nasdaq notified the Company that Nasdaq was reviewing the eligibility of the Common Stock for continued inclusion on the Nasdaq National Market because at September 30, 1997 the Company's net tangible assets and equity were below the $4.0 million threshold. In accordance with Nasdaq's request, on December 5, 1997, the Company provided Nasdaq with the Company's proposals for achieving compliance. On December 18, 1997, Nasdaq notified the Company that the Company's request for continued listing on the Nasdaq National Market had been denied. The decision was reviewed before an oral hearing panel of Nasdaq on January 29, 1998.

        The Nasdaq hearing panel ordered that the trading of the Common Stock be moved to the Nasdaq SmallCap Market on February 19, 1998, pursuant to a temporary exemption from the initial listing requirements. On February 17, 1998, Nasdaq notified the Company that in order to continue listing of the Common Stock on the Nasdaq SmallCap Market the Company must (i) file an application for listing the Common Stock on the Nasdaq SmallCap Market by February 28, 1998, and
(ii) file with the Commission on or prior to March 20, 1998, a pro forma balance sheet dated February 28, 1998 showing net tangible assets of a minimum of $7,000,000 and compliance with all criteria for continued listing on the Nasdaq SmallCap Market. The Company filed the required listing application within the prescribed period. On March 20, 1998, the Company filed with the Commission a Current Report on Form 8-K evidencing compliance with the $7,000,000 minimum net tangible assets requirement and all criteria for continued listing, except that, from February 19, 1998 through March 23, 1998 and then again on April 2, 1998, the bid price for the

Common Stock dropped below the $1.00 minimum bid price for continued listing.

        On March 17, 1998, Nasdaq granted the Company's request for an extension of the deadline for achieving compliance with the minimum $1.00 price per share of Common Stock to allow time to complete a reverse stock split as a possible means to increase the bid price of the Common Stock. An amendment to the Company's Certificate of Incorporation to effect a one-for-six reverse stock split on the Common Stock was approved by stockholders on May 19, 1998 and became effective at the opening of trading on May 21, 1998 (at which time the new temporary symbol for the Common Stock became "ACMCD"). Nasdaq has required that the bid price remain over $1.00 per share during the ten consecutive trading days (through June 5, 1998) following the effectiveness of the reverse stock split. From May 21, 1998 through June 1, 1998, the minimum bid price per share of Common Stock has been above $1.00 per share. However, there can be no assurance that, even if the Reverse Stock Split is effected, the Common Stock will continue to remain eligible for listing on the Nasdaq SmallCap Market.

        In order to maintain listing on The Nasdaq SmallCap Market following the date of this Prospectus, the Company will have to maintain certain minimum financial and corporate governance requirements for continued inclusion on Nasdaq. Continued inclusion on The Nasdaq SmallCap Market generally requires either (x) (i) net tangible assets of $2,000,000, (ii) a public float of 500,000 shares with a market value of $1,000,000, (iii) a $1.00 minimum bid price, (iv) 300 round lot stockholders and (v) two market makers. There can be no assurances that the Company will be able to maintain compliance for continued listing.

        If the Common Stock is not listed on Nasdaq, trading, if any, in the Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of shares of Common Stock that would be bought and sold, but also through delays in the timing of transactions, reduction in security analyst coverage of the Company and lower prices for the Common Stock than might otherwise be attained. Consequently, investors could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's Common Stock. In addition, delisting could result, in certain circumstances, in the Common Stock becoming characterized as a low-priced or "penny" stock. In such event, the market liquidity for the Company's securities could be severely affected as the Common Stock would be subject to compliance with The Securities Enforcement and Penny Stock Reform Act of 1990. The regulations governing low-priced, so-called "penny" stocks could limit the ability of broker-dealers to sell the Company's Common Stock and, in turn, the ability of stockholders to sell their Common Stock.

        VOLATILITY OF STOCK PRICE. The market price of the shares of the Company's Common Stock, like that of the common stock of many other medical products and high technology companies, has in the past been, and is likely in the future to continue to be, highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new commercial products by the Company or competitors, government regulation, changes in the current structure of the health care financing and payment systems, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Common Stock. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigations have occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

        NEED TO MANAGE EXPANDING OPERATIONS. The Company will be required to expand its operations, particularly in the areas of sales and marketing and manufacturing. Such expansion will likely result in new and increased responsibilities for management personnel and place significant strain upon the Company's management, operating and financial systems and resources. To accommodate any such growth and compete effectively, the Company may be required to implement and/or improve its information systems, procedures and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees as required by future growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations.

        RISK OF LITIGATION; RISK OF PRODUCT RECALLS; POTENTIAL UNAVAILABILITY OF INSURANCE. Commercial screening of Pap smear tests has been characterized by significant malpractice litigation. The Company faces a risk of exposure to product liability, errors and omissions or other claims if the use of its AcCell System 2000 or any future potential products, including the TracCell 2000, is alleged to have contributed to or resulted in a false negative diagnosis. While neither the AcCell System 2000 nor the TracCell 2000 is purported to offer any clinical diagnosis, there can be no assurance that the Company will avoid significant litigation. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.

        The Company currently maintains a product liability insurance policy providing maximum coverage of $10.0 million and per occurrence coverage of $10.0 million. The medical device industry in general has experienced increasing difficulty in obtaining and maintaining reasonable product liability coverage, and substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. There can be no assurance that the Company's existing product liability insurance will be adequate or continue to be available, or that additional product liability insurance will be available to the Company when needed or at a reasonable cost. An inability to maintain insurance at acceptable costs or otherwise protect against potential product liability could prevent or inhibit the continued commercialization of the Company's products. In addition, a product liability claim in excess of relevant insurance coverage or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

        ENVIRONMENTAL REGULATION. The Company is subject to a variety of local, state, federal and foreign government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic, infectious and other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines against the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with any such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous chemicals or hazardous, infectious or toxic substances could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could have a material adverse effect on the Company's business, financial condition and results of operations.

        IMPACT OF MEDICARE, MEDICAID AND OTHER THIRD-PARTY REIMBURSEMENT. In the United States, some Pap smear screenings and MIC/ID tests are currently paid for by the patient directly, and the level of reimbursement by third party payers that do provide reimbursement varies considerably. Third party payers (Medicare/Medicaid, private health insurance, health administration authorities in foreign countries and other organizations) may affect the demand, pricing or relative attractiveness of the Company's products and services by regulating the frequency and maximum amount of reimbursement for Pap smear screening and MIC/ID testing provided by such payers or by not providing any reimbursement at all. Restrictions on reimbursement for Pap smear screening and MIC/ID testing may limit the price that the Company can charge for its products or reduce the demand for them. In addition, if the level of reimbursement provided by Medicare and Medicaid is significantly below the amount laboratories and hospitals charge patients to perform Pap smear screening and MIC/ID testing, respectively, the size of the potential market available to the Company may be reduced. There can be no assurance that the level of reimbursement for Pap smear screening and MIC/ID testing will achieve, or be maintained at, levels necessary to permit the Company to generate substantial revenues or be profitable.

        In the international market, reimbursement by private third party medical insurance providers, including governmental insurers and providers, varies from country to country. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third party or governmental reimbursement.

        UNCERTAINTY AND POSSIBLE NEGATIVE EFFECTS OF HEALTH CARE REFORM. The health care industry is undergoing fundamental changes that are the result of political, economic and regulatory influences. In the United States, comprehensive programs have been proposed that seek to control the escalation of health care expenditures within the economy. Reforms that have been, and may be, considered include controls on health care spending through limitations on the increase in private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and other fundamental changes to the health care delivery system. Health care reform could, for example, result in a reduction in the recommended frequency of Pap smear screening or limitations on reimbursement which would likely reduce the demand for the Company's cytopathology products. Demand for the Company's MIC/ID products could be similarly affected. The Company anticipates that Congress and state legislatures will continue to review and assess cost containment measures, alternative health care delivery systems and methods of payment, and that public debate of these issues will likely continue. Due to uncertainties regarding the outcome of health care reform initiatives and their enactment and implementation, the Company cannot predict what reforms will be proposed or adopted or the effect that such proposals or their adoption may have on the Company. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care or third party reimbursement programs will not have a material adverse effect on the Company's business, financial condition and results of operations.

      INTERNATIONAL SALES AND OPERATIONS RISKS. The Company sells microbiology products and intends to sell its cytopathology and any future products to customers both domestically and internationally. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs or difficulties in staffing and managing international operations. Foreign regulatory authorities often establish product standards different from those in the United States and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's international business operations. Additionally, the Company's business, financial condition and results of operations may be adversely affected by increases in duty rates and difficulties in obtaining required licenses and permits. There can be no assurance that the Company will be able to successfully commercialize its products, or any future products, in any foreign market.

        LACK OF DIVIDENDS. The Company has never paid cash or other dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

      AUTHORIZATION AND POTENTIAL ISSUANCE OF PREFERRED STOCK; DELAWARE ANTI-TAKEOVER LAW. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. The Company currently has outstanding 1,245,340 shares of Series A Convertible Preferred Stock and has contractual commitments, upon the occurrence of certain events, to offer to exchange shares of Series A Convertible Preferred Stock and Series C Convertible Preferred Stock in exchange for securities of the Company issued in private placements in February and March 1998. Although the Company does not currently intend to issue any other shares of its Preferred Stock, in the event of issuance, such shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not, under certain circumstances, issue shares of its Preferred Stock. Furthermore, the Company may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of the Company. Certain of such measures may be adopted without any further vote or action by the stockholders, although the Company has no present plans to adopt any such measures. The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of the Company, impede a merger, consolidation or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

      SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. As of June 1, 1998, the Company has outstanding 5,345,209 shares of Common Stock, warrants to purchase 2,255,390 shares of Common Stock (including the 1,713,697 Warrants Shares to which this Prospectus relates) and options to purchase 589,275 shares of Common Stock. Of the outstanding shares, 7,250 shares are subject to forfeiture if certain milestones under a microbiology product development agreement are not achieved. As of June 1, 1998, approximately 3,660,000 shares have been sold or are available for immediate sale in the public market pursuant to effective registration statements or exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"), subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144 under the Securities Act. The Company has registered the issuance of approximately 20,700 shares of Common Stock issuable upon the exercise of options outstanding pursuant to certain of the Company's stock option plans. Such shares are available for immediate sale in the public market upon exercise of options. In addition to the resale of the 4,038,821 Shares to be registered hereby, the resale of approximately 533,500 shares of Common Stock underlying immediately exercisable warrants has been registered pursuant to currently effective registration statements. The Company also intends to register the resale of approximately 269,400 shares issuable upon exercise of options granted under the 1997 Stock Option Plan approved by stockholders in May 1998.


                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Securityholders. If the holders exercise the Warrants to acquire all the Warrant Shares, the Company will receive aggregate gross proceeds of approximately $8,310,000, at the current exercise prices which will be used as unallocated working capital. The Company has agreed to pay certain expenses in connection with this Offering, currently estimated to be approximately $24,000.

                           ACCUMED INTERNATIONAL, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)


                                                                                  ESP
                                                         AccuMed              Product Line         Adjustments          Pro Forma
                                                       ------------           ------------         -----------         ------------
Sales                                                    19,109,661              2,639,122                             $ 21,748,783
Less cost of sales                                      (11,850,692)            (1,971,039)                             (13,821,731)
                                                       ------------           ------------           --------          ------------
   Gross profit (loss)                                    7,258,969                668,083                 --             7,927,052
                                                       ------------           ------------           --------          ------------

Operating expenses:
  General and Administrative                              7,891,320                721,162                                8,612,482
  Research and Development                                5,315,411                259,930                                5,575,341
  Goodwill writeoff                                       3,582,068                     --                                3,582,068
  Sales and marketing                                     4,289,447                     --                                4,289,447
                                                       ------------           ------------           --------          ------------
    Total operating expenses                             21,078,246                981,092                 --            22,059,338
                                                       ------------           ------------           --------          ------------

Operating Loss                                          (13,819,277)              (313,009)                --           (14,132,286)
                                                       ------------           ------------           --------          ------------

Other income (expense):
  Interest income                                            23,383                     --                                   23,383
  Interest expense                                       (3,584,160)                    --           (120,000)  (1)      (3,704,160)
  Other income (expense)                                     24,351                     --                                   24,351
  Minority interest                                         437,127                     --                                  437,127
                                                       ------------           ------------           --------          ------------
  Total other income (expense)                           (3,099,299)                    --           (120,000)           (3,219,299)
                                                       ------------           ------------           --------          ------------

Loss before income taxes                                (16,918,576)              (313,009)          (120,000)          (17,351,585)

Income tax (expense) benefit                                     --                     --                 --                    --
                                                       ------------           ------------           --------          ------------
     Net Loss                                          $(16,918,576)          $   (313,009)          (120,000)         $(17,351,585)
                                                       ============           ============           ========          ============
  Net Loss per share                                   $      (0.77)                                                   $      (0.79)
                                                       ============                                                    ============
  Weighed average common shares
outstanding                                              22,052,929                                                      22,052,929
                                                       ============                                                    ============



    See accompanying notes to the Pro Forma Condensed Consolidated Financial
                                  Statements.


           AccuMed International, Inc.
           Notes to Pro-Forma Consolidated Statement of Operations For the Year Ended December 31, 1997

NOTE A - DESCRIPTION OF ACQUISITION

           On March 3, 1997, the Company acquired certain assets and assumed certain liabilities (the "ESP Product Line") of Difco Microbiology Systems, Inc. Pursuant to the terms of the acquisition agreement, the Company paid $6.0 million in cash in exchange for these net assets. The acquisition was funded by a $6.0 million bridge loan which was repaid on March 14, 1997 by proceeds received from the issuance of three year convertible notes bearing 12% interest.

           The acquisition was accounted for using the purchase method of accounting, with the purchase price allocated to the net assets acquired based on their estimated fair values. This treatment resulted in no excess purchase price over fair value of tangible assets acquired. The results of operations of the acquired net assets are included in the consolidated financial statements from the date of acquisition.

           The accompanying pro forma condensed consolidated statement of operations illustrates the effect of the acquisition ("pro forma") on the Company's results of operations for the period indicated. The statement presented for the year ended December 31, 1997 is based on the historical statements of operations of the Company and the listed acquisition for that period assuming the acquisition took place on January 1, 1997.

NOTE B - PRO FORMA ADJUSTMENTS

           The following adjustment is reflected in the Pro Forma Condensed Consolidated Statement of Operations under the columns headed "Adjustments".

(1)        Interest Accrued on Loan to Finance Acquisition

           The funds used to acquire the ESP Product Line came from a bridge loan which was repaid on March 14, 1997 and replaced with three year convertible notes bearing interest at 12%. Interest expense of $120,000, based on the $6,000,000 purchase price at 12%, has been added to the Pro Forma Consolidated Statement of Operations, as the Acquisition was assumed to have taken place on January 1, 1997.

                           PRICE RANGE OF COMMON STOCK


        The Company's Common Stock is quoted on the Nasdaq SmallCap Market under the trading symbol "ACMCD." On June 5, 1998, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $3.63 per share. Effective May 21, 1998, the Company effected a one-for-six reverse stock split on the Common Stock. The tables below sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock on the Nasdaq SmallCap Market both at pre-reverse stock split prices and post-reverse stock split prices. At June 5, 1998, there were approximately 5,500 beneficial owners of Common Stock.

PRE-REVERSE STOCK SPLIT ACTUAL AND EQUIVALENT PRICES
                                                                          High           Low
                                                                          ----           ---
1996 FISCAL YEAR
        First Quarter                                                 $    6.25     $    1.06
        Second Quarter                                                     9.38          4.88
        Third Quarter                                                      7.00          4.16
        Fourth Quarter                                                     5.06          2.25

1997 FISCAL YEAR
        First Quarter                                                 $    4.06     $    2.47
        Second Quarter                                                     4.13          3.00
        Third Quarter                                                      3.63          2.25
        Fourth Quarter                                                     2.97          1.16

1998 FISCAL YEAR
        First Quarter                                                 $    2.13     $    0.69
        Second Quarter (through June 5, 1998)                              1.31          0.36


POST-REVERSE STOCK SPLIT ACTUAL AND EQUIVALENT PRICES
                                                                          High           Low
                                                                          ----           ---
1996 FISCAL YEAR
        First Quarter                                                 $   37.50     $    6.36
        Second Quarter                                                    56.28         29.28
        Third Quarter                                                     42.00         24.96
        Fourth Quarter                                                    30.36         13.50

1997 FISCAL YEAR
        First Quarter                                                 $   24.36     $   14.82
        Second Quarter                                                    24.78         18.00
        Third Quarter                                                     21.78         13.50
        Fourth Quarter                                                    17.82          6.96

1998 FISCAL YEAR
        First Quarter                                                 $   12.75     $    4.13
        Second Quarter (through June 5, 1998)                              7.88          2.16

                             SELLING SECURITYHOLDERS

        The following table sets forth information as of June 5, 1998 (the "Reference Date") with respect to the beneficial ownership of shares of Common Stock by each of the Selling Securityholders. At the Reference Date there were approximately 5,345,209 shares of Common Stock outstanding (subject to further adjustment to reflect issuance of one additional whole share of Common Stock in lieu of a fractional share otherwise issuable in the one-for-six reverse stock split effective May 21, 1998).

                                                                          Shares to
                                     Shares Beneficially Owned            be Sold in       Shares Beneficially Owned
                                       Prior to Offering (1)               Offering            After Offering (1)
                                     -------------------------          --------------     -------------------------
NAME                                 Number            Percent                             Number           Percent
----                                 ------            -------                             ------           -------
Shannon P. Acks (2)                    24,588             *                  24,588          --               *

Basil Asciutto (3)                      8,073             *                   6,668         1,405             *

Bellington Industries, Inc. (4)     1,333,334           22.18%            1,333,334          --               *

Better Homes Plastic Corp. (5)         22,224             *                  22,224          --               *

John W. Boyd MD (6)                     4,446             *                   4,446          --               *

Belinda Breese Bull (7)                 8,890             *                   8,890          --               *

Caisse Centrale des Banques
Populaires (8)                         19,688             *                  19,688          --               *

Leslie G. Callahan III (9)             19,670             *                  19,670          --               *
Chatri Jhunjhnuwala &

Lourdes Jhunjhnuwala (10)              16,668             *                  16,688          --               *

Clariden Bank (11)                     29,532             *                  29,532          --               *

Denis P. Coleman (12)                   8,890             *                   8,890          --               *

Commonwealth Associates               242,641            4.48%               88,891       153,750          2.00%
(13)(21)

Conzett Europa Invest. (14)           147,520            2.69%              147,520          --               *

DW Trustees (BVI) Ltd. (15)             9,835             *                   9,835          --               *

Egger & Co. Cust. for
Courcoux Bonnet (16)                   49,219             *                  49,219          --               *

Eldridge Associates, Inc.
Defined Benefit Pension
Plan (17)                               4,446             *                   4,446          --               *

Elite Sales Profit Sharing
Plan (18)                               8,668             *                   8,668          --               *


Emerge Capital (19)                         29,532               *                     29,532                    --           *

Faisal Finance S.A. (20)                    66,668             1.24%                   66,668                    --           *

Michael S. Falk (13)(21)                   311,850             5.81%                   44,446               267,404           3.47%

Fifth Third Bank of Western
Ohio, Trustee (22)                          48,922               *                     29,505                19,417           *

Flynn Corporation (23)                      66,668             1.24%                   66,668                    --           *

France Finance IV (24)                      47,709               *                     39,375                 8,334           *

Gallagher Corporation (25)                  88,890             1.65%                   88,890                    --           *

Paul D. Goldenheim (26)                      5,540               *                      4,923                   617           *

Zachary Gomes (27)                          21,337               *                     19,670                 1,667           *

William Joe & Ann Street
Jackson, JTWROS (28)                        19,670               *                     19,670                    --           *

Jed R. Manocherian 1995

Property Trust (29)                          2,462               *                      2,462                    --           *

J.F. Shea Co., Inc. as
Nominee 1997-7 (30)                        416,160             7.63%                  222,224               305,937           3.97%

Peggy Jordan (31)                          128,560             2.37%                  128,560                    --           *

Jupiter World (32)                          22,224               *                     22,224                    --           *

Garth A. Koniver MD (33)                     4,446               *                      4,446                    --           *

LAD Equity Partners, LP (34)                19,688               *                     19,688                    --           *

Douglas Levine (35)                          7,383               *                      7,383                    --           *

Greg Manocherian (36)                        4,918               *                      4,918                    --           *

Gary. N. Mansfield (37)                      4,446               *                      4,446                    --           *

McDonnell Boehnen Hulbert &
Berghoff                                    16,536               *                     16,536                    --           *

Patrick H. & Lee M

Miller, Jr., JTWROS (38)                    98,347              1.83%                  98,347                    --           *

Mizebourne Investments
Corp. (39)                                   9,844               *                      9,844                    --           *

Northlea Parners, Ltd. (40)                 75,834              1.42%                  22,224                53,610           *

Anna M. Pocisk (41)                         13,334               *                     13,334                    --           *

Robert Priddy (42)                         894,053             15.25%                 739,483               154,570           2.01%


Richard Campeanella IRA,
B.S.C.S.as Cust for (43)                     2,224         *                   2,224                --           *

Robert A. O'Sullivan
Family Trust (44)                           11,644         *                   9,844             1,800           *

Keith M. Rosenbloom (45)                     8,009         *                   4,446             3,563           *

Sakura Finetek USA Inc. (46)               222,224        4.07%              222,224                --           *

Edward T. Scheider (47)                     23,670         *                  19,670             4,000           *

William R. Schoen (48)                      11,511         *                   9,844             1,667           *

Lawrence Seftel (49)                        11,112         *                  11,112                --           *

Michael A. Singer (50)                      22,224         *                  22,224                --           *

Theodore & Elizabeth S.
Stern, JTWROS (51)                          78,678        1.47%               78,678                --           *

Joel A. Stone (52)                          22,224         *                  22,224                --           *

Sutton Parner L.P. (53)                     80,000        1.49%               80,000                --           *

Vitali Maritime Corp. (54)                  19,688         *                  19,688                --           *

Dennis Wilson (55)                           8,000         *                   8,000                --           *


-----------------------
* Represents less than 1%.


(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired by such person within 60 days from the Reference Date upon the exercise of warrants and other securities convertible into Common Stock. Each beneficial owner's percentage ownership is determined by including shares underlying securities which are exercisable or convertible into Common Stock by such person currently or within 60 days following the Reference Date, and excluding shares underlying securities held by any other person. The percentage of shares owned after the Offering is calculated assuming that 7,700,316 shares of Common Stock will be outstanding, which includes the 5,345,209 shares outstanding on the Reference Date and an additional 2,355,107 Shares underlying the Warrants and Convertible Preferred which would have to be exercised or converted in order to sell the Shares.

(2) Shares listed as held by Ms. Acks include 4,918 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 19,670 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(3) Shares listed as held by Mr. Asciutto include 4,739 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(4) Shares listed as held by Bellingham Industries, Inc. include 666,667 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(5) Shares listed as held by Better Homes Plastic Corp. include 11,112 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(6) Shares listed as held by Dr. Boyd include 2,223 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(7) Shares listed as held by Ms. Bull include 4,445 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(8) Shares listed as held by Caisse Centrale des Banques Populaires include 3,938 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 15,750 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(9) Shares listed as held by Mr. Callahan include 3,934 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 15,736 shares underlying Convertible Prefferred that are convertible currently or within 60 days of the Reference Date.

(10) Shares listed as held by Mr. and Ms. Jhunjhnuwala include 8,334 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(11) Shares listed as held by Clariden Bank include 5,907 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 23,625 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(12) Shares listed as held by Mr. Coleman include 4,445 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(13) Shares listed as held by Commonwealth Associates include 121,713 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(14) Shares listed as held by Conzett Europa Invest. include 29,504 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 118,016 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(15) Shares listed as held by DW Trustees (BVI) Ltd. include 1,967 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 7,868 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(16) Shares listed as held by Egger & Co. Cust. For Courcoux Bonnet include 9,844 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 39,375 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(17) Shares listed as held by Eldridge Associates, Inc. Defined Benefit Pension Plan include 2,223 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(18) Shares listed as held by Elite Sales Profit Sharing Plan include 4,334 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(19) Shares listed as held by Emerge Capital include 5,907 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 23,625 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(20) Shares listed as held by Faisal Finance S.A. include 33,334 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(21) Mr. Falk directly owns 73,593 shares of Common Stock and warrants to purchase up to 119,211 shares of Common Stock exercisable currently or within 60 days following the Reference Date. The number shown includes an additional 120,926 shares, and 300,180 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date, held by Commonwealth Associates (excluding securities held in Commonwealth Associates' trading account.) Mr. Falk is a control person of the corporate general partner of Commonwealth Associates and may be deemed to be beneficial owner of securities held by Commonwealth Associates. Mr. Falk disclaims beneficial ownership of the securities held by Commonwealth Associates except to the extent of his percentage ownership interests in Commonwealth Associates. Certain shares and warrants held directly by Mr. Falk were transferred to him by Commonwealth Associates.

(22) Shares listed as held by Fifth Third Bank of Western Ohio, Trustee include 5,901 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 23,604 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(23) Shares listed as held by Flynn Corporation include 33,334 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(24) Shares listed as held by France Finance IV include 16,209 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 31,500 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(25) Shares listed as held by Gallagher Corporation include 44,445 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(26) Shares listed as held by Mr. Goldheim include 985 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 3,938 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(27) Shares listed as held by Mr. Gomes include 3,934 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 15,736 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(28) Shares listed as held by Mr. And Ms. Jackson include 3,934 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 15,736 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(29) Shares listed as held by Jed R.Manocherian 1995 Property Trust include 493 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 1,969 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(30) Shares listed as held by J.F. Shea Co. include 85,334 shares underlying convertible notes held by Edmund Shea, a control person of J.F. Shea Co. which are convertible currently or within 60 days following the Reference Date and 149,714 shares underlying warrants held by J.F. Shea Co. which are exercisable currently or within 60 days following the Reference Date.

(31) Shares listed as held by Ms. Jordan include 58,379 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 15,736 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(32) Shares listed as held by Jupiter World include 11,112 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(33) Shares listed as held by Dr. Koniver include 2,223 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(34) Shares listed as held by LAD Equity Partners, LP include 3,938 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 15,750 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(35) Shares listed as held by Mr. Levine include 1,477 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 5,906 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(36) Shares listed as held by Mr. Manocherian include 984 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 3,934 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(37) Shares listed as held by Mr. Mansfield include 2,223 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(38) Shares listed as held by Mr. And Ms. Miller include 19,670 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 78,677 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(39) Shares listed as held by Mizebourne Investments Corp. include 1,969 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 7,875 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(40) Shares listed as held by Northlea Partners, Ltd. include 25,936 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(41) Shares listed as held by Ms. Pocisk include 6,667 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(42) Shares listed as held by Mr. Priddy include 299,132 shares underlying warrants, 236,031 shares underlying Convertible Preferred, and 3,334 shares underlying options held by Mr. Priddy that are exercisable or convertible currently or within 60 days following the Reference Date.

(43) Shares listed as held by Richard Campanella IRA, B.S.C.S. as Cust. include 1,112 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(44) Shares listed as held by Robert A. O'Sullivan Family Trust include 3,769 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 7,875 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(45) Shares listed as held by Mr. Rosenbloom include 5,786 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(46) Shares listed as held by Sakura Finetek USA Inc. include 111,112 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(47) Shares listed as held by Mr. Scheider include 3,934 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 15,736 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(48) Shares listed as held by Mr. Schoen include 1,969 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 7,875 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(49) Shares listed as held by Mr. Seftel include 5,556 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(50) Shares listed as held by Mr. Singer include 11,112 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(51) Shares listed as held by Mr. and Ms. Stern include 15,736 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 62,942 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(52) Shares listed as held by Mr. Stone include 11,112 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(53) Shares listed as held by Sutton Partners L.P. include 40,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(54) Shares listed as held by Vitali Maritime Corp. include 3,938 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 15,750 shares underlying Convertible Preferred that are convertible currently or within 60 days of the Reference Date.

(55) Shares listed as held by Mr. Wilson include 4,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.



      The Company has agreed to indemnify certain of the Selling Securityholders and the Selling Securityholders have agreed to indemnify the Company against certain civil liabilities, including liabilities under the Securities Act.

      Except as noted in the footnotes above and under the caption "Certain Relationships and Transactions" below, none of the Selling Securityholders has held any office or maintained any material relationship with the Company during the past three years.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

        Set forth below is certain information regarding certain relationships and transactions between the Selling Securityholders and the Company.

COMMONWEALTH ASSOCIATES

        Commonwealth Associates ("Commonwealth") is a principal stockholder of the Company. Pursuant to a letter agreement dated as of February 14, 1995 among the Company, AccuMed, Inc. and Commonwealth Associates, Commonwealth Associates was paid a fee for acting as a "finder" in connection with the merger of AccuMed, Inc. into the Company. The fee was paid in the form of $50,000 in cash, 444,444 shares of Common Stock, and a five-year warrant to purchase up to 750,000 shares of Common Stock at an exercise price of $1.25 per share. During 1995, Commonwealth Associates acted as placement agent for the Company in certain private placements of Common Stock for which Commonwealth Associates received an aggregate of (i) $353,000 in cash commissions, (ii) a non-accountable expense allowance of $106,000, (iii) approximately $10,600 in reimbursement for the fees and expenses of counsel, and (iv) a warrant to purchase an aggregate of 564,840 shares of the Common Stock at an exercise price of $0.625 per share. During 1995, the Company paid Commonwealth Associates an aggregate of $59,000 in cash pursuant to a Consulting Agreement in effect from January 1, 1995 through December 31, 1995. As reimbursement for certain expenses incurred by Commonwealth Associates in connection with a terminated private placement of securities for which Commonwealth Associates was to act as placement agent, the Company (i) issued to Commonwealth Associates on December 31, 1994 a five-year warrant to purchase an aggregate of 420,000 shares of Common Stock at an exercise price of $0.25 per share and (ii) issued to designees of Commonwealth Associates on December 29, 1995 five-year warrants to purchase an aggregate of 104,000 shares of Common Stock at an exercise price of $2.125 per share, which warrants expire on October 31, 1997.

          On March 14, 1997, the Company consummated the private placement of an aggregate of $8,500,000 in initial principal amount of 12% Convertible Promissory Notes (the "Convertible Notes") and Warrants to purchase an aggregate of 850,000 shares of Common Stock at $3.125 per share. Commonwealth acted as placement agent in the private placement for which it received from the Company
(i) cash commissions of $595,000, (ii) five-year warrants to purchase 200,000 shares of Common Stock (issuable to Commonwealth and/or its designees at an exercise price of $3.125 per share, and (iii) an accountable expense reimbursement of $56,500 in cash.

        On February 23, 1998, the Company consummated the exchange (the "Note Exchange") of $5,275,000 in principal amount of the Convertible Notes together with the right to receive an aggregate of $329,030 in accrued and unpaid interest thereon for (i) 1,245,340 shares of Series A Convertible Preferred Stock, and (ii) five-year warrants to purchase an aggregate of 1,245,340 shares of Common Stock at an exercise price of $1.125 per share. Commonwealth served as placement agent in the Note Exchange for which it received from the Company, (i) 50,000 shares of Common Stock in lieu of a cash retainer, (ii) $175,000 in cash, and (iii) seven-year warrants to purchase an aggregate of 350,000 shares of Common Stock (issuable to Commonwealth and/or its designees), at an exercise price of $1.125 per share. In addition, the warrants to purchase 200,000 shares of Common Stock issued to Commonwealth and its designees as compensation for the original placement of the Convertible Notes, with an exercise price of $3.125 have been replaced with warrants having identical terms except that the exercise price was reduced to $1.125 per share.

        On March 19 and 23, 1998, the Company consummated a private placement (the "March 1998 Placement") of 8,686,667 shares of Common Stock and seven-year warrants to purchase an aggregate of 8,686,667 shares of Common Stock at an exercise price of $0.75 per share. Commonwealth acted as placement agent in the March 1998 Placement for which it received from the Company, (i) 133,333 shares of Common Stock in lieu of a cash retainer, (ii) $251,750 in cash, (iii) and seven-year warrants to purchase 670,534 shares of Common Stock at an exercise price of $0.75 per share, and (iv) an accountable expense reimbursement $97,500 in cash. In addition, the warrants to purchase an aggregate of 350,000 shares of Common Stock issued to Commonwealth and its designees as compensation for its services in connection with the Note Exchange, at an exercise price of $1.125, have been replaced with warrants having identical terms except that the exercise price was reduced to $0.75 per share.

HAROLD S. BLUE

        Mr. Blue has been a director of the Company since April 1, 1998 and also served as a director from July 1996 through May

1997. He served as a finder in the March 1998 Placement for which he received $124,875 in cash and seven-year warrants to purchase an aggregate of 333,333 shares of Common Stock at an exercise price of $0.75 per share.

ROBERT L. PRIDDY

        Mr. Priddy is a principal stockholder of the Company, and is the beneficial owner of 9.9% of the common stock of Commonwealth. Mr. Priddy has been a director of the Company since May 1997. Mr. Priddy loaned the Company $3,000,000 pursuant to a loan (the "Bridge Loan") in the aggregate principal amount of $6,000,000 made pursuant to a Loan Agreement dated as of February 19, 1997 among the Company and Mr. Priddy and Edmund H. Shea, Jr. (collectively, the "Lender"), evidenced by a Convertible Promissory Note dated as of February 19, 1997 made by the Company in favor of the Lender. Interest on the indebtedness under the Bridge Loan accrued at a rate of 12% per annum payable at maturity. All amounts owed to the Lender by the Company pursuant to the Bridge Loan, including an aggregate of $130,000 representing the loan origination fee, interest and the prepayment premium were paid in full as of March 14, 1997 with a portion of the proceeds of a private placement.

        On August 18, 1997, Mr. Priddy loaned the Company $500,000 in cash (the "1997 Priddy Loan") pursuant to a Promissory Note (the "Promissory Note") and Security Agreement each of even date therewith. The 1997 Priddy Loan, which was secured by a junior lien on royalty payments to which the Company may be entitled under a License Agreement with Becton Dickenson & Company, bore interest at a rate of 12% per annum. Principal and interest under the Promissory Note were due and payable on the earlier of (x) October 15, 1997, and (y) the closing of a senior debt financing with a financial institution (other than Heller Financial, Inc.). However, if the principal and interest were repaid prior to October 15, 1997, the Company was required to pay a prepayment premium equal to the difference between $10,000 and the amount of accrued and unpaid interest under the Promissory Note. On September 30, 1997, the Company repaid in full the principal, interest and prepayment premium due under the 1997 Priddy Loan.

        On February 3, 1998, Mr. Priddy loaned the Company $1,000,000 in cash (the "1998 Priddy Loan") pursuant to a Promissory Note (the "1998 Promissory Note") and Security Agreement each of even date therewith. The 1998 Priddy Loan, was secured by a junior lien on royalty payments to which the Company may be entitled under a License Agreement with Becton Dickenson & Company, and bore interest at a rate of 12% per annum. Principal and interest under the 1998 Promissory Note were due and payable on the earlier of (x) April 2, 1998 and (y) upon closing of a securities offering in which the Company received gross proceeds of at least $3,000,000. However, if the principal and interest were repaid prior to April 2, 1998, the Company was required to pay a prepayment premium equal to the difference between $20,000 and the amount of accrued and unpaid interest under the 1998 Promissory Note. The Company repaid the principal amount in full on March 19, 1998, and paid the interest and prepayment premium on April 2, 1998.

EDMUND SHEA JR./ J.F. SHEA CO.

        Edmund H. Shea, Jr. is a principal of J.F. Shea Co., a Selling Securityholder. Mr. Shea loaned the Company $3,000,000 pursuant the Bridge Loan in the aggregate principal amount of $6,000,000 made pursuant to a Loan Agreement dated as of February 19, 1997 among the Company and Mr. Priddy and Mr. Shea (collectively, the "Lender"), evidenced by a Convertible Promissory Note dated as of February 19, 1997 made by the Company in favor of the Lender. Interest on the indebtedness under the Bridge Loan accrued at a rate of 12% per annum payable at maturity. All amounts owed to the Lender by the Company pursuant to the Bridge Loan, including an aggregate of $130,000 representing the loan origination fee, interest and the prepayment premium were paid in full as of March 14, 1997 with a portion of the proceeds of a private placement.



                              PLAN OF DISTRIBUTION

        The Selling Securityholders may sell the Shares of Common Stock (i) in an underwritten offering or offerings, (ii) through brokers and dealers, (iii) "at the market" to or through a market maker or in an existing trading market, on an exchange or otherwise, for such Shares, (iv) in other ways not involving market makers or established trading markets, including direct sales to purchasers and (v) to the extent not prohibited by applicable securities law, in ways other than pursuant to the distribution plan presented in this

Prospectus.

        The distribution of Shares of Common Stock may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis.

        In connection with any such underwritten offering, underwriters or agents may receive compensation from the Selling Securityholders for whom they may act as agents in the form of discounts, concessions or compensation in the form of discount, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

        At any time a particular offer of Shares of Common Stock is made, if required, a Prospectus Supplement will be distributed that will set forth the names of the Selling Securityholder(s) offering such Shares of Common Stock, the aggregate amount of such Shares of Common Stock being offered and the terms of the offering, including the names or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendments to the tea Registration Statement of which this Prospectus forms as part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of such Shares of Common Stock.

        The Selling Securityholders and any underwriters, dealers or agents that participate in the distribution of Shares of Common Stock may be deemed to be underwriters,and any profit on the sale of Shares of Common Stock by the Selling Securityholders and any discount, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

        Under an agreement that may be entered into by the Company, underwriters, dealers, and agents who participate in the distribution of Shares of Common stock may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        The sale of Shares of Common Stock by Selling Securityholders may also be effect from time to time by Selling Securityholders directly to purchasers or to or through certain broker-dealers. In connection with any such sale, any such broker-dealer, acting as agent or s principal, may be made pursuant to any of the methods described below. Such sales may be made on the Nasdaq or other exchanges on which the Common Stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

        The Shares of Common Stock may also be sold in one or more of the following transactions: (i) a block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus which forms a part of the Registration Statement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable stock exchange rules; and (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for to the broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Securityholders in amounts to be negotiated immediately prior to the sale that will not exceed the customary in the type of transactions involved. Broker-dealers may also receive compensation from purchasers of the Shares which is not expected to exceed that customary in the types of transactions involved.

        Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act might be sold under Rule 144 rather than pursuant to this Prospectus.

                                  LEGAL MATTERS

        The legality of the securities offered by this Prospectus will be passed upon for the Company by its General Counsel, Joyce L. Wallach, Esq.

                                     EXPERTS

        The balance sheet of Alamar Biosciences, Inc. as of September 30, 1995 and the statements of operations, stockholder's equity, and cash flows for the year ended September 30, 1995, as incorporated by reference in the Registration Statement of which this Prospectus forms a part has been incorporated herein in reliance on the report, which included an explanatory paragraph related to Alamar Biosciences, Inc.'s ability to continue as a going concern, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements and schedules of AccuMed International, Inc. and subsidiaries as of December 31, 1997 and 1996, and for the years ended December 31, 1997 and 1996 and the three months ended December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick, L.L.P., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================

        No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any selling securityholder. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication information contained herein is correct as of any time subsequent to the date hereof.

                        --------------------------------



                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----

Special Note Regarding Forward Looking Statements..................

Available Information..............................................

Additional Information.............................................

Incorporation of Certain Documents by Reference....................

Prospectus Summary.................................................

The Company........................................................

Risk Factors.......................................................

Use of Proceeds....................................................

Selling Securityholders............................................

Certain Relationships and Transactions.............................

Plan of Distribution...............................................

Legal Matters......................................................

Experts............................................................

================================================================================


================================================================================


                                4,038,821 Shares


                             ACCUMED INTERNATIONAL,

                                      INC.


                                  Common Stock


                                 --------------

                                   PROSPECTUS

                                 ---------------


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates (except for the SEC registration fee).

SEC registration fee..................................................... $4,590
Printing and engraving expenses.......................................... $6,000
Accounting fees and expenses............................................. $9,000
Legal fees and expenses.................................................. $1,000
Blue Sky fees and expenses............................................... $2,000
Miscellaneous............................................................ $1,410

====================================================
TOTAL....................................................................$24,000

      None of these expenses will be paid by the Selling Securityholders pursuant to the terms of the agreements under which the shares of Common Stock to be sold hereby were issued.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company has provisions in its Certificate of Incorporation which eliminate the liability of the Company's directors to the Company and its shareholders for monetary damages to the fullest extent permissible under Delaware law and provisions which authorize the Company to indemnify its directors and agents by bylaws, agreements or otherwise, to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

      The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

      The Company's officers and directors are covered by a director's and officer's liability insurance policy maintained by the Company. Under the insurance policy, the Company is entitled to be reimbursed for indemnity payments that it is required or permitted to make to its directors and officers.


ITEM 16.  EXHIBITS

      The following exhibits are filed herewith:

EXHIBIT
NUMBER     DESCRIPTION
------     -----------

 4.1       Certificate of Incorporation of the Registrant.  (1)

 4.2 Certificate of Amendment to Certificate of Incorporation of the Registrant increasing authorized Common Stock. (4)


 4.3       Certificate of Designation, Rights and Preferences of Series A
           Convertible Preferred Stock. (5)

 4.4       Certificate of Correction to Certificate of Designation, Rights and
           Preferences of Series A Convertible Preferred Stock. (5)

 4.5 Certificate of Amendment to Certificate of Incorporation of the Registrant effecting reverse stock split.

 4.6       Specimen Certificate for Common Stock. (1)

 4.7       Bylaws of the Registrant. (1)

 4.8       Amendment No. 1 to Bylaws of the Registrant. (6)

 4.9 Warrant Agreement dated as of February 23, 1998 between the Company and Commonwealth Associates, including form of Warrant Certificate attached as Exhibit A thereto, representing an aggregate of 1,245,340
           (pre split) Common Stock purchase Warrants issued to investors in a Note Exchange Offer. (5)

 4.10      Warrant Agreement dated March 19, 1998 between the Registrant and
           Commonwealth Associates representing an aggregate of 350,000 (pre split) Common Stock purchase Warrants issued to Commonwealth
           Associates and/or its designees in exchange for warrants issued thereto in connection with a Note Exchange Offer. (6)

 4.11 Form of Subscription Agreement and Registration Rights Agreement dated as of February 23, 1998 between the Registrant and each of the investors in a Note Exchange Offer. (5)

 4.12      Warrant Agreement dated as of March 19, 1998, as amended by Amendment
           No. 1 dated as of March 23, 1998, between the Registrant and Commonwealth Associates pertaining to an aggregate of 8,686,667 (pre split) Common Stock purchase Warrants issued to investors in a private placement. (6)

 4.13      Form of Warrant Certificate representing an aggregate of 8,686,667
           (pre split) Common Stock purchase Warrants issued to investors in a private placement in March 1998. (6)

 4.14      Form of Warrant to Purchase Common Stock dated March 19, 1998 or
           March 23, 1998, including form of Warrant Certificate attached as Exhibit A thereto, representing an aggregate of 1,337,333 (pre split)
           Common Stock purchase Warrants issued to Commonwealth Associates,
           Bellingham Capital Industries, and Harold S. Blue and/or their respective designees in connection with a private placement. (6)

 4.15 Form of Subscription Agreement and Registration Rights Agreement dated March 19, 1998 or March 23, 1998 between the Registrant and each of the investors in a private placement. (6)

 5.1 Opinion of Joyce L. Wallach, Esq., General Counsel to the Registrant, regarding the legality of the securities offered hereby.

 23.1 Consent of Joyce L. Wallach, Esq., General Counsel to the Registrant, (contained in Exhibit 5.1).

 23.2      Consent of Coopers & Lybrand LLP.

 23.3      Consent of KPMG Peat Marwick LLP.

 24.1      Powers of Attorney (contained in the signature page).

------------------------

 (1) Incorporated by reference to the Registrant's Transition Report of Form 10-KSB for the transition period ended December 31, 1995.

 (2) Incorporated by reference to the Registrant's Post-effective Amendment No. 2 to the Registration Statement on Form S-3 (Regis. No. 333-04715).

 (3) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996.

 (4) Incorporated by reference to the Registration Statement on Form S-3 (Regis. No. 333-28125) filed with the Commission on May 30, 1997.

 (5) Incorporated by reference to the Current Report on Form 8-K dated March 20, 1998.

 (6) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1997.


ITEM 17.  UNDERTAKINGS

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information with respect to the plan of distribution.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing1 may provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on June 9, 1998



                                   ACCUMED INTERNATIONAL, INC.



                                   By: /s/ PAUL F. LAVALLEE
                                       -----------------------------------------
                                       Paul F. Lavallee, Chairman, President and
                                       Chief Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities andto on the dates indicated.

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Paul F. Lavallee and Leonard R. Prange, and each of the, attorneys-in-fact for the undersigned, each with the power of substitution, for the undersigned in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents inc connection therewith, with the Securities and Exchange Commission, hereby certifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes may lawfully do or causes to be done by virtue hereof.

Signature                            Title                          Date
---------                            -----                          ----
/s/ Paul F. Lavallee         Chairman of the Board, President   June 9, 1998
--------------------------   and Chief Executive Officer
(Paul F. Lavallee)           (Principal Executive Officer)

/s/ Leonard R. Prange        Chief Financial Officer            June 9, 1998
--------------------------   and Chief Operating Officer
(Leonard R. Prange)          (Principal Financial and
                             Accounting Officer)


/s/ Mark Banister                 Director                       June 9, 1998
----------------------------
(Mark Banister)


/s/ Harold S. Blue                Director                       June 9, 1998
----------------------------
(Harold S. Blue)


/s/ J. Donald Gaines              Director
----------------------------
(J. Donald Gaines)


/s/ Jack H. Halperin              Director                      June 9, 1998
----------------------------
(Jack H. Halperin)



/s/ Robert L. Priddy              Director                      June 9, 1998
----------------------------
(Robert L. Priddy)


/s/ Leonard M. Schiller           Director                      June 9, 1998
----------------------------
(Leonard M. Schiller)

                                INDEX TO EXHIBITS

EXHIBIT
 NUMBER        DESCRIPTION

   4.1         Certificate of Incorporation of the Registrant. (1)

   4.2 Certificate of Amendment to Certificate of Incorporation of the Registrant increasing authorized Common Stock. (4)

   4.3 Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock. (5)

   4.4 Certificate of Correction to Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock. (5)

   4.5 Certificate of Amendment to Certificate of Incorporation of the Registrant effecting reverse stock split.

   4.6         Specimen Certificate for Common Stock. (1)

   4.7         Bylaws of the Registrant. (1)

   4.8         Amendment No. 1 to Bylaws of the Registrant. (6)

   4.9 Warrant Agreement dated as of February 23, 1998 between the Company and Commonwealth Associates, including form of Warrant Certificate attached as Exhibit A thereto, representing an aggregate of 1,245,340 (pre split) Common Stock purchase Warrants issued to investors in a Note Exchange Offer. (5)

   4.10 Warrant Agreement dated March 19, 1998 between the Registrant and Commonwealth Associates representing an aggregate of 350,000 (pre split) Common Stock purchase Warrants issued to Commonwealth Associates and/or its designees in exchange for warrants issued thereto in connection with a Note Exchange Offer. (6)

   4.11 Form of Subscription Agreement and Registration Rights Agreement dated as of February 23, 1998 between the Registrant and each of the investors in a Note Exchange Offer. (5)

   4.12 Warrant Agreement dated as of March 19, 1998, as amended by Amendment No. 1 dated as of March 23, 1998, between the Registrant and Commonwealth Associates pertaining to an aggregate of 8,686,667 (pre split) Common Stock purchase Warrants issued to investors in a private placement. (6)

   4.13 Form of Warrant Certificate representing an aggregate of 8,686,667 (pre split) Common Stock purchase Warrants issued to investors in a private placement in March 1998. (6)

   4.14 Form of Warrant to Purchase Common Stock dated March 19, 1998 or March 23, 1998, including form of Warrant Certificate attached as Exhibit A thereto, representing an aggregate of 1,337,333 (pre split) Common Stock purchase Warrants issued to Commonwealth Associates,

               Bellingham Capital Industries, and Harold S. Blue and/or their respective designees in connection with a private placement. (6)

   4.15 Form of Subscription Agreement and Registration Rights Agreement dated March 19, 1998 or March 23, 1998 between the Registrant and each of the investors in a private placement. (6)

   5.1 Opinion of Joyce L. Wallach, Esq., General Counsel to the Registrant, regarding the legality of the securities offered hereby.

   23.1 Consent of Joyce L. Wallach, Esq., General Counsel to the Registrant, (contained in Exhibit 5.1).


   23.2        Consent of Coopers & Lybrand LLP.

   23.3        Consent of KPMG Peat Marwick LLP.

   24.1        Powers of Attorney (contained in the signature page).

------------------------

(1) Incorporated by reference to the Registrant's Transition Report of Form 10-KSB for the transition period ended December 31, 1995.

(2) Incorporated by reference to the Registrant's Post-effective Amendment No. 2 to the Registration Statement on Form S-3 (Regis. No. 333-04715).

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996.

(4) Incorporated by reference to the Registration Statement on Form S-3 (Regis. No. 333-28125) filed with the Commission on May 30, 1997.

(5) Incorporated by reference to the Current Report on Form 8-K dated March 20, 1998.

(6) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1997.